FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Gammon Gold Inc.
1601 Lower Water Street, Summit Place
Suite 402
Halifax, Nova Scotia, B3J 3P6

Item 2 Date of Material Change

July 16, 2007

Item 3 News Release

The press release attached as Schedule A was released over Canada NewsWire on July 16, 2007.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Russell C. Barwick
Chief Executive Officer
Gammon Gold Inc.
Tel: 902-468-0614

Item 9 Date of Report

July 16, 2007

Schedule "A"

1601 Lower Water Street Suite 402, Summit Place
TSX: GAM / AMEX: GRS / BSX: GL7	(PO Box 2067)
Halifax, Nova Scotia
B3J 2Z1, CANADA
Tel: +1 (902) 468-0614
Fax: +1 (902) 468-0631
Website: www.gammongoldcom

PRESS RELEASE

Halifax, July 16, 2007

Gammon Gold Inc. Appoints Roberto Diaz as President of Mexican Operations

Gammon Gold Inc. (TSX: GAM / AMEX: GRS) ("Gammon") is pleased to announce the appointment of Roberto Diaz as President of Mexican Operations. Reporting to Gammon’s Chief Operating Officer Dave Keough, Mr. Diaz will be responsible for Gammon’s Mexican operations which includes its Ocampo and El Cubo mining operations and future development property at Guadalupe y Calvo.

Roberto Diaz has been involved in the Mexican mining industry for 30 years. He holds a B.Sc degree in Mining Engineering and Concentrator Plants from the University of Guanajuato, Mexico and also holds a Masters degree in Mining Engineering from The Colorado School of Mines. His career and expertise as an operating miner includes underground as well as open pit mining operations; and he also brings with him extensive experience in heap leaching and conventional leach and flotation milling operations.

He was most recently Director of Development in Luismin-Goldcorp responsible for managing the final exploration stage, engineering design, environmental permitting and construction of the Los Filos Project in Guerrero State in Mexico. He has more recently been involved in the detailed design phase of the Peñasquito Project in Zacatecas State, Mexico.

Mr. Diaz possesses extensive expertise in developing projects as well as optimizing existing operations and he is well recognized in the Mexican mining industry as a natural and effective leader with strong technical abilities and human relations skills.

"We are delighted to add Roberto to our Gammon team as his experience, background and credentials are a perfect fit for our current needs." noted Russell Barwick, Gammon’s CEO. "With Roberto’s arrival we add the critical ingredients of excellent in-country Mexican management capability as well as a seasoned executive with family mining history and roots in the communities where Gammon does business. Roberto and Dave Keough, who joined the Company July 3rd as COO, will be relentless in the coming quarters implementing the operational improvements identified to optimize both production and operating costs."

Mr. Diaz has also been General Manager and General Operations Director in several mine operations and has managed lead & zinc mines, industrial minerals such as fluorspar and manganese mines and gold & silver mines in some of the most significant companies in Mexico such as; Peñoles, Minera Autlan, Frisco, Minera Las Cuevas and Luismin-Goldcorp.

Mr. Diaz has been involved as a consultant in a number of studies on projects in Brazil, Cuba, Ghana, and Peru. He is also well recognized in the academic field as a leading teacher in the university masters degree programmes in Mexico.

About Gammon Gold Inc.

Gammon Gold Inc. is a Nova Scotia based mid tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project achieved commercial production in January 2007. Gammon Gold remains 100% unhedged and is targeting an annual production run rate of 400,000 gold equivalent ounces (200,000 ounces of gold and 10-million ounces of silver) by the end of 2007 from the Company’s Ocampo and El Cubo Mines.

The qualified person responsible for all technical data reported in this news release is Dave Keough, Chief Operating Officer. For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Russell Barwick	Glenn Hynes
Chief Executive Officer	Chief Financial Officer
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United State Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

This News Release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian legislation. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding operational improvements and optimization of production and operating costs, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Gold, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Gold’s expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled "Risk Factors" in Gammon Gold’s Form 40-F and Annual Information Form as filed with the United States Securities and Exchange Commission. Although Gammon Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Gammon Gold does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

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